UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

(1) POLL RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 6 DECEMBER 2016

(2) SHARE CONSOLIDATION BECOMING EFFECTIVE ON 7 DECEMBER 2016

(3) ADJUSTMENTS IN RELATION TO OTHER SECURITIES OF THE COMPANY

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 6 DECEMBER 2016

The Company announces that the proposed resolutions set out in the notice of the EGM were duly passed by way of poll at the EGM held on 6 December 2016.

SHARE CONSOLIDATION BECOMING EFFECTIVE ON 7 DECEMBER 2016

As all of the conditions of the Share Consolidation have been fulfilled, the Share Consolidation will become effective on Wednesday, 7 December 2016. The Change in Board Lot Size will take effect from 9 : 00 a.m. on Wednesday, 21 December 2016.

ADJUSTMENTS IN RELATION TO OTHER SECURITIES OF THE COMPANY

In connection with the Share Consolidation, adjustments will be made to:

(1)	the exercise prices of the Options and the number of Consolidated Shares to be allotted and issued under the outstanding Options pursuant to the terms and conditions of the Options and under the terms and conditions of the Share Option Schemes of the Company granting such Options;

(2)	the par value of Shares to be received by the relevant grantee on the date of vesting of the relevant award of Restricted Share Units and the number of Consolidated Shares to be issued pursuant to the terms and conditions of the awards of unvested Restricted Share Units and under the terms and conditions of the Equity Incentive Plans of the Company governing the granting of such Restricted Share Units; and

(3)	the conversion price of the Convertible Bonds and the number of Consolidated Shares to be issued pursuant to the terms and conditions of the Convertible Bonds.

Reference is made to the announcement (the ‘‘Announcement’’) dated 30 September 2016 of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) in relation to the Share Consolidation and Change in Board Lot Size and the circular of the Company dated 18 November 2016 (the ‘‘Circular’’) in relation to, among other things, the following:

(1)	the proposed Share Consolidation and the proposed Change in Board Lot Size;

(2)	the Framework Agreement;

(3)	the grant of Restricted Share Units to Dr. Tzu-Yin Chiu, the Chief Executive Officer and an executive Director;

(4)	the grant of Restricted Share Units to Dr. Chen Shanzhi, a non-executive Director;

(5)	the grant of Restricted Share Units to Mr. Lip-Bu Tan, an independent non-executive Director; and

(6)	the notice of extraordinary general meeting.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company announces that the proposed resolutions set out in the notice of the EGM contained in the Circular were duly passed by way of poll at the EGM held on 6 December 2016.

As at the date of the EGM, the total number of issued Shares of the Company was 42,508,409,019 Shares:

(1)	the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 1 in respect of the Proposed Share Consolidation was 42,486,020,620 Shares;

(2)	the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 2 in respect of the Framework Agreement was 35,086,020,620 Shares;

(3)	the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 3 in respect of the grant of Restricted Share Units to Dr. Tzu-Yin Chiu, the Chief Executive Officer and an executive Director was 42,442,329,521 Shares;

(4)	the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 4 in respect of the grant of Restricted Share Units to Dr. Chen Shanzhi, a non-executive Director was 42,486,020,620 Shares;

(5)	the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 5 in respect of the grant of Restricted Share Units to Mr. Lip-Bu Tan, an independent non-executive Director was 42,484,874,787 Shares; and

(6)	the total number of Shares entitling the holders to attend the EGM and abstain from voting in favour of the proposed resolutions as set out in Rule 13.40 of the Listing Rules at the EGM was nil Shares.

As set out in the Circular and in accordance with the Listing Rules, as China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hong Kong) Capital Co., Limited, and its other associates, holding an aggregate of 7,400,000,000 Shares representing approximately 17.41% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 2 to approve Framework Agreement.

As set out in the Circular and in accordance with the Listing Rules, each of Dr. Tzu-Yin Chiu, Dr. Chen Shanzhi, Mr. Lip-Bu Tan and their associates are required to abstain from voting on the ordinary resolutions to approve the Proposed RSU Grant and any transactions contemplated thereunder. As at the date of the EGM, Dr. Chen Shanzhi does not hold any Shares.

Dr. Tzu-Yin Chiu and his associates, holding an aggregate of 43,691,099 Shares representing 0.103% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 3 to grant restricted share units to Dr. Tzu-Yin Chiu, the Chief Executive Officer and an executive Director.

Mr. Lip-Bu Tan and his associates, holding an aggregate of 1,145,833 Shares representing 0.003% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 5 to grant restricted share units to Mr. Lip-Bu Tan, an independent non-executive Director.

The Company confirms that each of China IC Fund, its wholly-owned subsidiary Xinxin (Hong Kong) Capital Co., Limited, Dr. Tzu-Yin Chiu, Mr. Lip-Bu Tan and their respective associates has abstained from voting at the EGM pursuant to the aforesaid requirements. There were no Shares entitling the holders to attend and vote only against any of the resolutions at the EGM.

The number of Shares represented by votes for and against the respective resolutions at the EGM was as follows:

ORDINARY RESOLUTIONS			No. of Votes (%)
			FOR	AGAINST
1	(a)	To approve the proposed share consolidation of every ten (10) issued and unissued existing common shares of a par value of US$0.0004 each in the share capital of the Company and the preferred shares of a par value of US$0.0004 each in the share capital of the Company into one (1) consolidated common share of US$0.004 each and one (1) consolidated preferred share of US$0.004 each in the share capital of the Company; and	21,765,629,265 99.9934%	1,433,751 0.0066%
	(b)	to authorise any one director of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient to complete, implement and give effect to any and all arrangements in relation to the proposed share consolidation.#
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

ORDINARY RESOLUTIONS			No. of Votes (%)
			FOR	AGAINST
2	(a)	To receive, approve, confirm and ratify the framework agreement dated 30 September 2016 entered into between the Company and Semiconductor Manufacturing North China (Beijing) Corporation and all transactions contemplated thereunder; and to approve and confirm the annual caps in respect of the framework agreement; and	14,365,640,565 99.9901%	1,423,900 0.0099%
	(b)	to authorise any director(s) of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementation and completion of the framework agreement and transactions contemplated thereunder, and/or (ii) any amendment, variation or modification of the framework agreement and the transactions contemplated thereunder upon such terms and conditions as the board of directors of the Company may think fit.#
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
3	(a)	To approve and confirm the proposed grant of 1,502,528 restricted share units (‘‘RSUs’’) to Dr. Tzu-Yin Chiu, the Chief Executive Officer of the Company and an executive Director in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and other applicable documents; and	18,834,165,499 86.5259%	2,932,929,566 13.4741%
	(b)	to authorise any director of the Company to exercise the powers of the Company to allot and issue the ordinary shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders in accordance with the terms of the 2014 Equity Incentive Plan and/or to do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.#
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

ORDINARY RESOLUTIONS			No. of Votes (%)
			FOR	AGAINST
4	(a)	To approve and confirm the proposed grant of 11,986 restricted share units to Dr. Chen Shanzhi, a non-executive Director in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and other applicable documents; and	18,772,499,881 86.2415%	2,994,861,184 13.7585%
	(b)	to authorise any director of the Company to exercise the powers of the Company to allot and issue the ordinary shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders in accordance with the terms of the 2014 Equity Incentive Plan and/or to do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.#
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
5	(a)	To approve and confirm the proposed grant of 8,561 restricted share units to Mr. Lip-Bu Tan, an independent non-executive Director in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and other applicable documents; and	18,772,499,881 86.2415%	2,994,861,184 13.7585%
	(b)	to authorise any director of the Company to exercise the powers of the Company to allot and issue the ordinary shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders in accordance with the terms of the 2014 Equity Incentive Plan and/or to do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the transactions contemplated pursuant to the proposed RSU grant.#
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

#	The full text of the resolution is set out in the Notice of EGM dated 18 November 2016.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the EGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

SHARE CONSOLIDATION BECOMING EFFECTIVE ON 7 DECEMBER 2016

The Company has applied for, and the Stock Exchange has granted the approval for, the listing of, and permission to deal in, the Consolidated Shares. As all the conditions of the Share Consolidation have been fulfilled, the Share Consolidation will become effective on Wednesday, 7 December 2016. The Change in Board Lot Size will take effect from 9 : 00 a.m. on Wednesday, 21 December 2016.

Trading in the Consolidated Shares will commence with effect from 9 : 00 a.m. on Wednesday, 7 December 2016. Shareholders may, from Wednesday, 7 December 2016 to Tuesday, 17 January 2017 (both days inclusive), submit existing share certificates (in light pink colour) to the Company’s Hong Kong Branch Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, to exchange, at the expense of the Company, for new share certificates (in light green colour) (on the basis of ten (10) Existing Shares for one (1) Consolidated Share). Thereafter, existing share certificates will be accepted for exchange only on payment of a fee of the higher of HK$2.50 or such other amount as may from time to time be specified by the Stock Exchange for each certificate issued or cancelled.

With effect from Monday, 16 January 2017, trading will only be in Consolidated Shares in the form of new share certificates. Existing share certificates will cease to be valid for trading and settlement purpose, but will remain valid and effective as documents of title.

Please refer to the Circular for further information including the trading arrangement of the Consolidated Shares.

ADJUSTMENTS IN RELATION TO OTHER SECURITIES OF THE COMPANY

As at the date of this announcement, there are outstanding Options entitling the holders thereof to subscribe for up to an aggregate of 745,714,695 Existing Shares. Pursuant to the terms and conditions of the Options and under the terms and conditions of the Share Option Schemes of the Company, the exercise prices of the Options and the number of Consolidated Shares to be allotted and issued under the outstanding Options shall be adjusted in the following manner as a result of the Share Consolidation:

		Immediately before the Share Consolidation becoming effective		Immediately after the Share Consolidation becoming effective
	Date of grant	Number of Existing Shares issuable on the exercise of the Options outstanding Options	Exercise price per Share	Adjusted number of Consolidated Shares issuable on the exercise of the outstanding Options	Adjusted exercise price per Share
			(HK$)		(HK$)
2004 Stock Option Plan	16/5/2007	30,198,000	1.14	3,019,800	11.4
	28/12/2007	8,193,000	0.77	819,300	7.7
	12/2/2008	13,559,800	0.65	1,355,980	6.5
	18/11/2008	9,404,230	0.1764	940,423	1.764
	17/2/2009	12,801,000	0.27	1,280,100	2.7
	11/5/2009	2,938,000	0.33	293,800	3.3
	23/2/2010	96,602,853	0.77	9,660,285	7.7
	24/5/2010	7,831,638	0.64	783,163	6.4
	8/9/2010	3,900,310	0.52	390,031	5.2
	12/11/2010	12,003,175	0.642	1,200,317	6.42
	31/5/2011	51,601,445	0.66	5,160,144	6.6
	8/9/2011	81,435,529	0.455	8,143,552	4.55
	17/11/2011	3,543,091	0.4	354,309	4
	22/5/2012	101,422,140	0.346	10,142,214	3.46
	12/9/2012	5,544,575	0.29	554,457	2.9
	15/11/2012	4,200,834	0.365	420,083	3.65
	7/5/2013	9,217,798	0.592	921,779	5.92
	11/6/2013	80,801,030	0.64	8,080,103	6.4
	17/6/2013	16,976,031	0.624	1,697,603	6.24
	6/9/2013	13,177,627	0.562	1,317,762	5.62
	4/11/2013	7,55 1,083	0.574	755 ,108	5.74
Sub total		572,903,189		57,290 ,313
2014 Stock Option Plan	12/6/2014	15,930,025	0.64	1,593,002	6.4
	17/11/2014	89,688,146	0.85	8,968,814	8.5
	24/2/2015	11,175,517	0.708	1,117,551	7.08
	20/5/2015	35,413,299	0.83	3,541,329	8.3
	11/9/2015	724,000	0.694	72,400	6.94
	25/5/2016	13,706,477	0.642	1,370,647	6.42
	12/9/2016	6,097,392	0.872	609,739	8.72
	18/11/2016	7 6,650	1.08	7 , 665	10.8
Sub total		17 ,811,506		17,281,147
Total		745 ,714 ,695		74 ,571 ,460

The above adjustments have been reviewed and confirmed in writing by the the independent financial adviser of the Company, Messis Capital Limited, and that the adjustments to the Options are in compliance with the requirements as set out in Rule 17.03(13) of the Listing Rules and the supplementary guidelines regarding the adjustments to the share options issued by the Stock Exchange on 5 September 2005, and will become effective on Wednesday, 7 December 2016.

As at the date of this announcement, there are awards of an aggregate of 265,035,878 Restricted Share Units which have not yet vested or have vested but have not yet been converted to Shares. Pursuant to the terms and conditions of the awards of unvested Restricted Share Units and under the terms and conditions of the Equity Incentive Plans of the Company governing the granting of such Restricted Share Units, the par value of Shares to be received by the relevant grantee on the date of vesting of the relevant award of Restricted Share Units and the number of Consolidated Shares to be issued shall be adjusted in the following manner as a result of the Share Consolidation:

		Immediately before the Share Consolidation becoming effective		Immediately after the Share Consolidation becoming effective
	Date of grant	Number of Existing Shares issuable on the date of vesting of the relevant award of Restricted Share Units	Par value of Share	Adjusted number of Consolidated Shares issuable on the date of vesting of the relevant award of Restricted Share Units	Adjusted par value of Consolidated Share
			(US$)		(US$)
2004 equity incentive plan (adopted by the Company by way of Shareholders’ resolution on 10 March 2004	11/6/2013	31,189,866	0.0004	3,118,986	0.004
2014 Equity
Incentive Plan	17/11/2014	51,083,702	0.0004	5,108,370	0.004
	20/5/2015	104,042,735	0.0004	10,404,273	0.004
	11/9/2015	930,000	0.0004	93,000	0.004
	23/11/2015	300,000	0.0004	30,000	0.004
	25/5/2016	67,563,583	0.0004	6,756,358	0.004
	12/9/2016	7,657,392	0.0004	765,739	0.004
	18/11/2016	2,268 ,600	0.0004	226,860	0.004
Sub total		233,846 ,012	0.0004	23,384,600	0.004
Total		265,035 ,878	0.0004	26,503,586	0.004

The independent financial adviser of the Company has confirmed the calculations above with respect to the adjustments that will be made to the par value of Shares to be received by the relevant grantee on the date of vesting of the relevant award of Restricted Share Units and the number of Consolidated Shares to be issued, pursuant to the terms and conditions of the awards of unvested Restricted Share Units and under the terms and conditions of the Equity Incentive Plans of the Company governing the granting of such Restricted Share Units, as a result of the Share Consolidation.

As at the date of this announcement, there are outstanding Convertible Bonds with an aggregated principal amount of US$843,200,000 which are convertible into 7,606,323,945 Existing Shares. Pursuant to the terms and conditions of the Convertible Bonds, the conversion price of the Convertible Bonds and the number of Consolidated Shares to be issued shall be adjusted in the following manner as a result of the Share Consolidation:

	Immediately before the Share Consolidation becoming effective		Immediately after the Share Consolidation becoming effective
	Number of Existing Shares convertible under the outstanding Convertible Bonds	Conversion price of the Convertible Bonds	Adjusted number of Consolidated Shares convertible under the outstanding Convertible Bonds	Adjusted conversion price of the Convertible Bonds
		(HK$)		(HK$)
The zero coupon convertible bonds with an initial aggregate principal amount of US$200 million due 2018 issued by the Company (together with the zero coupon convertible bonds with an aggregate principal amount of US$86.8 million issued to both Datang Holdings (Hong Kong) Investment Company Limited and Country Hill Limited pursuant to the exercise of their pre-emptive rights in connection with subscription agreement this issuance) (Note 1)	2,686,607,911	0.7965	268,660,791	7.965
The zero coupon convertible bonds with an initial aggregate principal amount of US$95 million due 2018 issued by the Company (together with the zero coupon convertible bonds with an aggregate principal amount of US$22.2 million issued to both Datang Holdings (Hong Kong) Investment Company Limited and Country Hill Limited pursuant to the exercise of their pre-emptive rights in connection with subscription agreement for this issuance) (Note 2)	1,140,834,953	0.7965	114,083,495	7.965
The zero coupon convertible bonds with an initial aggregate principal amount of US$450 million due 2022 issued by the Company (Note 3)	3,778,881,081	0.9250	377,888,108	9.250

Note 1 : Please refer to the Company’s announcements dated 25 October 2013 and 7 November 2016 for more details.

Note 2 : Please refer to the Company’s announcements dated 4 June 2014, 19 June 2014 and 24 June 2014 for more details.

Note 3 : Please refer to the Company’s announcements dated 8 June 2016 and 8 July 2016 for more details.

The independent financial adviser of the Company has confirmed the calculations above with respect to the adjustments that will be made to the conversion price of the Convertible Bonds and the number of Consolidated Shares pursuant to the terms and conditions of the Convertible Bonds as a result of the Share Consolidation.

Semiconductor Manufacturing International Corporation Gareth Kung
Company Secretary

Shanghai, 6 December 2016

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Zhou Jie

Ren Kai

Lu Jun

Independent Non-executive Directors

William Tudor Brown

Lip-Bu Tan

Carmen I-Hua Chang

*	For identification purposes only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: December 7, 2016	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director